

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

<u>Via E-mail</u>
Gary S. Kohler
Blue Clay Capital Management LLC
800 Nicollet Mall, Suite 2870
Minneapolis, Minnesota 55402

Re: Select Comfort Corporation
Definitive Additional Soliciting Materials filed under cover of Schedule 14A
DFAN14A filed April 1st, 2015 by Blue Clay Capital Partners CO III, LP, et al.
File Number: 000-25121

Dear Mr. Kohler,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by filing a revised communication or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any additional filings and any information you provide in response to these comments, we may have additional comments.

<u>DFAN14A filing made on April 1st, 2015</u>

1. We noticed the statement asserting that, "prior to our nomination . . . senior management would not even speak to us." This assertion does not include a temporal constraint, and therefore does not take into account interactions with the issuer during 2013 in relation to business update and financial results calls. Please advise us, with a view toward revised and/or corrective disclosure in the next publicly-filed communication, whether the participants were offered the opportunity to speak with the issuer's CFO in 2013 but instead accepted a call with the issuer's investor relations personnel.   In addition, please advise us, with a view toward revised and/or corrective disclosure, whether the participants made any subsequent requests to speak with senior management (or anyone else in the employ of the issuer) prior to sending its December 2014 nomination notice and, if so, the number of requests made, responses received, and results of those interactions.

2. The participants cite to the issuer's Q4 2014 earnings call as a means of attributing the increase in the flexibility of its share repurchase program to their nominations. In its Q3 2014 earnings call, prior to the participants' December 4th nomination, however, the issuer announced that one of its priorities was an "ongoing flexible stock repurchase program" and

Blue Clay Capital Partners CO III LP, et al.
c/o Gary S. Kohler
April 6, 2015
P a g e | **2**

that it had "increased our share buyback authorization to $250 million" and planned to immediately and significantly "increase our ongoing share buyback activity." Please advise us, with a view toward revised and/or corrective disclosure in the next publicly-filed communication, how the participants' statements regarding share repurchases can be reconciled with the pre-existing data publicly-available regarding the issuer's share repurchase initiative.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Michael R. Neidell, Esq.
Olshan Frome Wolosky LLP